August 2, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren Hamill, Tim Buchmiller,

Tara Harkins, and Vanessa Robertson

Re:	PowerUp Acquisition Corp. Registration Statement on Form S-4 Originally Filed January 26, 2024 File No. 333-276727

Dear Ms. Hamill, Mr. Buchmiller, Ms. Harkins and Ms. Robertson:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PowerUp Acquisition Corp. (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-4 (File No. 333-276727), together with all exhibits and amendments thereto, initially filed to the Commission on January 26, 2024 (the “Registration Statement”).

The Registrant is seeking withdrawal of the Registration Statement because the Agreement and Plan of Merger, dated December 26, 2023, and as amended to date, among the Registrant, PowerUp Merger Sub, Inc., SRIRAMA Associates, LLC, Ryan Bleeks, and Visiox Pharmaceuticals, Inc., to which the Registration Statement relates, has been terminated and the Registrant no longer plans to consummate the transactions described in the Registration Statement, as reported in the Registrant’s Current Report on Form 8-K, filed with the Commission on July 23, 2024. Accordingly, the Registrant will not proceed with the issuance of the securities that were the subject of the Registration Statement. Because the proposed issuance of securities under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 promulgated under the Securities Act. The Registrant hereby confirms that the Registration Statement has not been declared effective and that no securities have been sold thereunder.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

The Registrant hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of Registration Statement be issued by the Commission as soon as reasonably possible.

Sincerely,

By:	/s/ Surendra Ajjarapu
Name:	Surendra Ajjarapu
Title:	Chief Executive Officer

cc:	Kate Bechen, Dykema Gossett PLLC